[PVH CORP. LETTERHEAD]

June 15, 2015

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	PVH Corp. Form 10-K for the Fiscal Year Ended February 1, 2015 Filed April 1, 2015
File No. 001-07572
Dear Ms. Jenkins:
Reference is made to your letter of June 1, 2015. On behalf of PVH Corp., set forth below are both the comments from your letter and our responses.
Form 10-K for the Fiscal Year Ended February 1, 2015
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
Results of Operations, page 31

1.
We note you discuss percentage changes in comparable store sales to explain year over year movements in your net sales. In future filings, please expand your disclosure to provide a clear definition of your comparable store sales as this metric is defined differently throughout the industry. To the extent e-commerce sales are included in your comparable store sales and e-commerce sales have a material impact on the metric, please separately quantify e-commerce sales or provide transparent disclosure regarding the impact that e-commerce sales has on the metric.

Response:
In future filings, we will expand our disclosure to provide a clear definition of comparable store sales. We include in our comparable store sales the e-commerce sales we make on websites that have been operational for at least one year. To the extent such e-commerce sales have a material impact on the metric, we will provide transparent disclosure in our future Management’s Discussion and Analysis regarding the impact.

Ms. Tia Jenkins
June 15, 2015

Financial Statements
1. Summary of Significant Accounting Policies, page F-7
Cost of Goods Sold and Selling, General and Administrative Expenses, page F-9

2.
We note that you record costs such as warehousing and distribution expenses as a component of selling, general and administrative expenses. In order to enhance an investor´s understanding of your distribution costs and gross margin, please tell us the amount of distribution costs that are not recorded within cost of goods sold for each period presented and confirm that in future Exchange Act filings you will (i) provide such quantification and (ii) expand your disclosure in management´s discussion and analysis to clarify that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others, like you, exclude a portion of them from gross margin.

Response:
The amount of warehousing and distribution expenses not included within cost of goods sold in 2014, 2013 and 2012 was $250.4 million, $240.2 million and $153.5 million, respectively. In the financial statement footnotes of future Exchange Act filings, we will disclose the amount of warehousing and distribution expenses included in our selling, general and administrative expenses.
We will expand our management’s discussion and analysis, in the Gross Profit on Total Revenue section of Results of Operations, with the underlined language being added to our previous disclosure as follows:
“Gross profit on total revenue is calculated as total revenue less cost of goods sold. Included as cost of goods sold are costs associated with the production and procurement of product, such as inbound freight costs, purchasing and receiving costs and inspection costs. Warehousing and distribution expenses are included in selling, general and administrative expenses. All of our royalty, advertising and other revenue is included in gross profit because there is no costs of goods sold associated with such revenue. As a result, our gross profit may not be comparable to that of other entities”.

3.
In future filings, please revise your footnote disclosure to clarify whether or not you allocate a portion of your depreciation and amortization to cost of goods sold. If you do not allocate a portion to cost of goods sold, please confirm that you will relabel the cost of goods sold line item to indicate that it excludes depreciation and amortization. Refer to SAB Topic 11:B. Please provide us your proposed disclosure to be included in future filings.

Response:
We do not allocate a portion of depreciation and amortization to cost of goods sold. In future filings, we will relabel the cost of goods sold line to read “Cost of goods sold (exclusive of depreciation and amortization)”.

Ms. Tia Jenkins
June 15, 2015

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at 212-381-3552 if you have any questions or comments or if we may be of further assistance in your review of our Annual Report on Form 10-K for the Fiscal Year Ended February 1, 2015.

Very truly yours,

/s/ Bruce Goldstein
Bruce Goldstein
Senior Vice President and Controller

cc: Mr. Craig Arakawa
Mr. Emanuel Chirico
Mr. Mark D. Fischer, Esq.
Ms. Myra Moosariparambil
Mr. Michael Shaffer